UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8‑K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 13, 2016 (July 7, 2016)

Commission File Number 0-8084

Connecticut Water Service, Inc.
(Exact name of registrant as specified in its charter)

Connecticut (State or other jurisdiction of incorporation or organization)	06-0739839 (I.R.S. Employer Identification No.)

93 West Main Street, Clinton, CT (Address of principal executive office)	06413 (Zip Code)

(860) 669-8636
(Registrant’s telephone number, including area code)

Not Applicable
(Former name, address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01    Entry into a Material Definitive Agreement

Entry into a New Term Loan Supplement

As previously reported on November 2, 2012, The Connecticut Water Company, a Connecticut corporation (“CWC”), the largest operating water utility subsidiary of Connecticut Water Service, Inc., a Connecticut corporation (“CWS” or the “Company”), and CoBank, ACB, a federally chartered instrumentality of the United States (“CoBank”), entered into a Master Loan Agreement dated October 29, 2012 (the “MLA”) pursuant to which CoBank originally agreed to make loans (each, a “Loan” and collectively, the “Loans”) to CWC from time to time, such Loans to be evidenced by the execution and delivery by each of CoBank and CWC of a Promissory Note and Supplement to the MLA.

CWC also delivered to CoBank four Promissory Notes and Single Advance Term Loan Supplements, each dated October 29, 2012. On March 5, 2013, CWC delivered an additional Promissory Note and Single Advance Term Loan Supplement to the MLA in which CoBank agreed to make an additional Loan to CWC in an aggregate principal amount of up to $14,550,000, with a maturity date of March 4, 2033. On June 1, 2016, CWC delivered an additional Promissory Note and Single Advance Term Loan Supplement to the MLA in which CoBank agreed to make an additional Loan to CWC in an aggregate principal amount of up to $30,000,000, with a maturity date of June 3, 2036. These six promissory notes are collectively referred to as the “Existing CWC Notes”.

The Loans made under the Existing CWC Notes are supported by a limited guarantee of payment by CWS in favor of CoBank pursuant to a Guarantee of Payment (Limited) by and between CoBank and CWS dated October 29, 2012, as amended on March 5, 2013 and further amended on June 1, 2016 (the “CWS Guarantee”), secured by CoBank’s statutory first lien interest on all of CWS’s equity ownership interest in CoBank.

On July 7, 2016, CWC delivered to CoBank an additional Promissory Note and Single Advance Term Loan Supplement in which CoBank agreed to make an additional Loan to CWC in an aggregate principal amount of up to $19,930,000, with a maturity date of July 7, 2036 (the “July 2016 Note”).

Under the July 2016 Note, CWC will pay interest on the Loan represented by the July 2016 Note at a fixed rate per annum of 4 and 4/100 percent (4.04%). Interest shall be calculated on the actual number of days such Loan is outstanding on the basis of a year consisting of 360 days.

Additionally, on July 7, 2016, CWC delivered to CoBank a third amendment to the CWS Guarantee that added the obligations of CWC under the July 2016 Note to the obligations being guaranteed by CWS, subject to the aggregate limit of $1,000,000 (the “Third Guarantee Amendment”).

As described in Item 1.02 below, CWC used all of the proceeds of the Loan represented by the July 2016 Note to refinance certain of its outstanding debt securities.

The above summary of the material terms of each of the July 2016 Note and the Third Guarantee Amendment is qualified in its entirety by reference to the July 2016 Note and the Third Guarantee Amendment, complete copies of which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and are hereby incorporated by reference.

Item 1.02    Termination of a Material Definitive Agreement

Repayment of CWC’s Outstanding 2009A Bonds

On July 8, 2016, CWC used all of the proceeds of the Loan represented by the July 2016 Note plus additional cash from CWC to complete the repayment in full of all principal, accrued interest, premiums, surcharges and other amounts owed by CWC pursuant to its remaining outstanding 5.10% Water Facilities Revenue Bonds (The Connecticut Water Company Project - 2009A Series) (the “2009A Bonds”) issued through the Connecticut Development Authority (the “CDA”) (now known as Connecticut Innovations, Inc.) pursuant to a Bond Purchase Agreement among CWC, CDA and Edward D. Jones & Co., L.P., as underwriter, dated as of December 2, 2009, a Loan Agreement between CWC and CDA dated as of December 1, 2009 and an Indenture of Trust between CDA and U.S. Bank National Association, as Trustee, dated as of December 1, 2009.

The repayment in full by CWC of the remaining outstanding 2009A Bonds was approved by the Connecticut Public Utilities Regulatory Authority on May 11, 2016. Each of the above described agreements related to the 2009A Bonds has been terminated effective July 8, 2016.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 is incorporated herein by reference in response to this Item 2.03.

Item 8.01    Other Events

The Heritage Village Water Company

On July 8, 2016, the Company issued a press release announcing that the Company has filed its application with the Connecticut Public Utilities Regulatory Authority (“PURA”) for approval of its planned merger of a Company subsidiary with and into The Heritage Village Water Company (“HVWC”), which was previously announced on May 10, 2016 (the “Merger”). PURA approval is a required condition to closing of the Merger.

A copy of the Company’s press release dated July 8, 2016, announcing the submission of the Company’s application to PURA is filed as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

On July 11, 2016, the Company posted a handout to its website related to the Company’s pending acquisition of HVWC. A copy of the Company’s handout is filed as Exhibit 99.2 to this Form 8-K and is incorporated herein by reference.

How to Find Further Information

In connection with the Merger, the Company will be filing a registration statement on Form S-4 under the Securities Act with the SEC containing a proxy or information statement of HVWC that also constitutes a prospectus of the Company (the “Statement/Prospectus”) and other documents regarding the proposed transaction.

Before making any voting or investment decisions, we urge investors and security holders to read the Statement/ Prospectus (including all amendments and supplements thereto) and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the Company, HVWC and the proposed Merger.

When available, copies of the Statement/Prospectus will be mailed to HVWC’s shareholders. Copies of the Statement/ Prospectus may be obtained free of charge at the SEC’s web site at www.sec.gov, or by directing a request to the Company’s Corporate Secretary, Kristen A. Johnson, at Connecticut Water Service, Inc., 93 West Main Street, Clinton, Connecticut 06413, or by telephone at 1-800-425-3985, ext. 3056, or on our website at www.ctwater.com. Copies of other documents filed by the Company with the SEC may also be obtained free of charge at the SEC's web site or by directing a request to the Company at the address provided above.

Participants in the Solicitation

The Company and HVWC and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed Merger. Information regarding the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on March 14, 2016 and its Proxy Statement on Schedule 14A filed with the SEC on March 31, 2016. Information regarding HVWC’s directors and executive officers and their respective interests in HVWC by security holdings or otherwise is available in HVWC’s Annual Report for 2014 filed with the PURA and available at the PURA’s website, www.ct.gov/pura. Additional information regarding the interests of such potential participants is or will be included in the Statement/Prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed Merger.

Cautionary Statements

This current report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01    Financial Statements and Exhibits

The following documents are filed herewith as exhibits hereto:

(d)    Exhibits

10.1	Promissory Note and Single Advance Term Loan Supplement between The Connecticut Water Company and CoBank, ACB, dated July 7, 2016, is filed herewith.
10.2	Third Amendment to Guarantee of Payment (Limited) by Connecticut Water Service, Inc., dated July 7, 2016, is filed herewith.
99.1	Company press release dated July 8, 2016, is filed herewith.
99.2	Company handout related to The Heritage Village Water Company, is filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Connecticut Water Service, Inc. (Registrant)
Date: July 13, 2016	By: /s/ David C. Benoit David C. Benoit Senior Vice President – Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Promissory Note and Single Advance Term Loan Supplement between The Connecticut Water Company and CoBank, ACB, dated July 7, 2016, is filed herewith.
10.2	Third Amendment to Guarantee of Payment (Limited) by Connecticut Water Service, Inc., dated July 7, 2016, is filed herewith.
99.1	Company press release dated July 8, 2016, is filed herewith.
99.2	Company handout related to The Heritage Village Water Company, is filed herewith.